SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the month of July, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




CORPORACION DURANGO, S.A. DE C.V.


* Concludes program to divest of non strategic assets
* Strengthens financial structure
* Highly focused on paper sector

Durango, Durango, Mexico, June 15, 2005 - Corporacion Durango, S.A. de C.V., the largest papermaker in Mexico, announced today, through its subsidiary Ponderosa Industrial de Mexico, S.A. de C.V., that it successfully closed on the divestiture of a particleboard plant, located in the State of Chihuahua.

With this transaction, Corporacion Durango concludes its program to divest non strategic assets, particularly those with minimal impact to the overall business and strategic vision. This permits the Company to reinvest in its core paper business where there is better value and growth potential.

The divested operation was not a central business for Corporacion Durango, the paper industry nor its products. Sales from the business only represented 2.5% of the Company's total sales.

Corporacion Durango is one of the leading industrial groups in Mexico and is the largest paper and container maker nationwide.



Special Note Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of Corporacion Durango and its subsidiaries to continue as going concerns; the success of Corporacion Durango to negotiate a restructuring with its creditors; their ability to obtain and maintain normal terms with vendors and service providers; their ability to maintain contracts that are critical to their operations; their ability to fund and execute their business plan; their ability to attract, motivate and/or retain key executives and associates; their ability to attract and retain customers; general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries; the availability of raw materials used by the Company and its subsidiaries; competitive actions by other companies; changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.

Additionally, other factors should be considered in connection with any Forward Looking Statements, including other risks and uncertainties set forth from time to time in Corporacion Durangos reports filed with the United States Securities and Exchange Commission. Although Corporacion Durango believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to its management, Corporacion Durango cannot guarantee future results or events. Corporacion Durango expressly disclaims a duty to update any of the forward-looking statement.



CONTACTS

Corporacion Durango, S.A. de C.V.
Mayela R. Velasco
+52 (618) 829 1008
mrinconv@corpdgo.com.mx

Miguel Antonio R.
+52 (618) 829 1070
rinconma@corpdgo.com.mx

The Global Consulting Group
Kevin Kirkeby
(646) 284-9416
kkirkeby@hfgcg.com


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  July 15, 2005			By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer